THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*


Mobilicom Limited
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

60742B102
(CUSIP Number)

January 31, 2024
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 60742B102
(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of
Above Persons (entities only):
	AWM Investment Company, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___  b)___

(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  Delaware, United States
Number of Shares Beneficially
Owned by Each Reporting Person
With
(5) Sole Voting Power:
65,000 (Common Shares) 240,713
(4.99% of outstanding shares)**

(6) Shared Voting Power:	 0**

(7) Sole Dispositive Power:
65,000 (Common Shares) 240,713
(4.99% of outstanding shares **


(8) Shared Dispositive Power: 0**
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:  65,000 (Common Shares) 240,713 (4.99% of
outstanding shares **
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 4.99%**
(12)	Type of Reporting Person (See Instructions):  IA
**AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund
II, L.P. (TECH II). (CAYMAN, SSFQP, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 10,646 shares of Common Stock of the Issuer (the Shares) and 58,641 Warrants*** to purchase Shares held by CAYMAN, 35,547 Shares and 196,074 Warrants*** to purchase Shares held by SSFQP, 2,921 Shares and 17,247 Warrants*** to purchase Shares held by TECH and 15,886 Shares and 91,138
Warrants*** to purchase Shares held by TECH II. See Items 2 and 4 of this Schedule for additional information.



*** The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 4.99% of the outstanding shares.


Item 1(a).  Name Of Issuer:  Mobilicom Limited

Item 1(b).  Address of Issuer?s Principal Executive Offices:

1 Rakefet Street
Shoham, Isreal 6083705

Item 2(a).  Name of Person Filing:

The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Technology Fund, L.P., a Delaware limited partnership (TECH) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II), (CAYMAN, SSFQP, TECH and TECH II, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN. Greenhouse and Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP, and SST Advisers, L.L.C., a Delaware limited liability company (SSTA), the general partner of TECH and TECH
II. Greenhouse and Stettner are also controlling principals of AWM.

Item 2(b). Address of Principal Business Office or, if None,
Residence:
The principal business address for AWM is c/o Special
Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY
10022.
Item 2(c).  Citizenship: AWM is a Delaware Corporation.
Item 2(d).  Title of Class of Securities: Common Stock, No Par
                                          Value
Item 2(e).  CUSIP No.:  60742B102

Item 3.  If This Statement Is Filed Pursuant to ??240.13d-1(b) or
240.13d-2(b) or (c), check whether the Person Filing is a:
	     Not Applicable.


Item 4.  Ownership

	(a)	Amount Beneficially Owned:  65,000 (Common Shares) 240,713
(4.99% of outstanding shares **

	(b)	Percent of Class: 	4.99%**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or to direct the vote: 65,000
(Common Shares) 240,713 (4.99% of outstanding shares **

	     (ii)	shared power to vote or to direct the vote: 0**

	    (iii)	sole power to dispose or to direct the disposition of:
	           65,000 (Common Shares) 240,713 (4.99% of outstanding shares **

	     (iv)	shared power to dispose or to direct the disposition
	           of:  0**
______________________________________________________________________

** AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 10,646 shares of Common Stock of the Issuer (the Shares) and 58,641 Warrants*** to purchase Shares held by CAYMAN, 35,547 Shares and 196,074 Warrants*** to purchase Shares held by SSFQP, 2,921 Shares and 17,247 Warrants*** to purchase Shares held by TECH and 15,886 Shares and 91,138 Warrants*** to purchase Shares held by TECH
II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _X_

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person

	Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person

	Not Applicable.


Item 8.  Identification and Classification of Members of the Group

	Not Applicable.

Item 9.  Notice of Dissolution of Group

	Not Applicable.


Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2024



AWM INVESTMENT COMPANY, INC.


By:/s/ Adam Stettner
   Name:  Adam Stettner
   Title:	Executive Vice President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
-1-